SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                    MEVC DRAPER FISHER JURVETSON FUND I, INC.
                                (Name of Issuer)

                    MEVC DRAPER FISHER JURVETSON FUND I, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    553829102
                      (CUSIP Number of Class of Securities)

                                 Michael Tokarz
                    meVC Draper Fisher Jurvetson Fund I, Inc.
                                287 Bowman Avenue
                               Purchase, NY 10577
                                 (914) 251-1825


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 26, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

----------------------- -------------------- --------------------- -------------
Transaction Valuation:  $32,507,107.50  (a)  Amount of Filing Fee  $2,629.83 (b)
----------------------- -------------------- --------------------- -------------


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,629.83
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-78303
Filing Party:  MEVC DRAPER FISHER JURVETSON FUND I, INC.
Date Filed:  November 26, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X].

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed November 26, 2003 by MEVC DRAPER FISHER JURVETSON FUND I, IN=C. (the "Fund") in connection with an offer by the Fund to purchase up to 4,038,150 shares of common stock of the Fund (the "Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1) and (a)(2) to the Statement on November 26, 2003.

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 5:00 p.m., Eastern Time, on December 31, 2003.

         2. The Valuation Date of the Shares tendered pursuant to the Offer was December 31, 2003.

         3. 3,859,558 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

         4. Payment of the purchase price for the Shares was made on January 10, 2004, in cash, to those Members tendering their Shares. Shareholders received 95% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, an amount equal to $8.18 per Share.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            MEVC DRAPER FISHER JURVETSON
                                            FUND I, INC.

                                            By:    /s/ Michael Tokarz
                                               --------------------------
                                                  Name:   Michael Tokarz
                                                  Title:  Chairman

January 12, 2004